Exhibit 99.1

Enabling the Future of Energy, Today. Thomas Speidel (CEO) Michael Rudloff (COO) Wolfgang Breme (CFO)

ADS - TEC Energy © This presentation is not, and nothing in it should be construed as, an offer, invitation or recommendation to sell, or a solicitation of an offer to buy, any of the Company’s securities in any jurisdiction. Neither this presentation nor anything in it shall form the basis of any contract or commitment. This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any investor. All investors should consider such factors in consultation with a professional advisor of their choosing when deciding if an investment is appropriate. The Company has prepared this presentation based on information available to it, including information derived from public sources that have not been independently verified . No representation or warranty, express or implied, is provided in relation to the fairness, accuracy, correctness, completeness or reliability of the information, opinions or conclusions expressed herein . These projections should not be considered a comprehensive representation of the Company’s cash generation performance . The financial information included in this presentation is preliminary, unaudited and subject to revision upon completion of the Company's closing and audit processes. This financial information has not been adjusted to reflect the outcome of any reorganization of the company’s capital structure, the resolution or impairment of any pre - petition obligations, and does not reflect fresh start accounting which the company may be required to adopt. All forward – looking statements attributable to the Company or persons acting on its behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements included elsewhere in this document. The financial projections are preliminary and subject to change; the Company undertakes no obligation to update or revise these forward – looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the ultimate financial results. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks, and the assumptions underlying the projections may be inaccurate in any material respect. Therefore, the actual results achieved may vary significantly from the forecasts, and the variations may be material. 26.10.2023 2

ADS - TEC Energy © 1. Intro › Thomas Speidel (CEO) 2. The Technology › Thomas Speidel (CEO) 3. User Experience & Proof of Concept › Thomas Speidel (CEO) 4. Market Segments & Customers › Michael Rudloff (COO) 5. Production Site › Michael Rudloff (COO) 6. Financials › Wolfgang Breme (CFO) 7. Closing – Q&A Agenda 26.10.2023 2

Intro Thomas Speidel (CEO)

ADS - TEC Energy © Vision of ADS - TEC Energy Aiming for a decentralized, carbon - neutral, electric future – based on intelligent platforms with integrated battery storage. 26.10.2023 4

ADS - TEC Energy © What drives ADS - TEC Energy every day? The transition of today’s energy system across the sectors of heat, energy and transportation. Old World New World Centralized Power Supply Most of this energy supply will be covered by new, multiple and decentralized units (renewables). Increase of New Energy Consumers and Suppliers They will cause upcoming peaks in the energy production and consumption (Photovoltaic, Windmills, Heatpumps, bi - directional charging of Electric Vehicles, etc.). 26.10.2023 5

ADS - TEC Energy © All our products are battery based and focus on two main applications: ▪ Battery - buffered charging solutions ▪ Commercial & industrial battery storages for multi - use What makes ADS - TEC Energy different? More than 1 decade of experience and know - how in the field of Li - Ion technology. 26.10.2023 6

ADS - TEC Energy © What ADS - TEC Energy offers: The smart platform solution. Engineered in Germany. Hardware Battery based products developed and engineered in Germany. Software Software solution for the efficient use of the hardware. Services Service Contracts and Warranties for a use of the product for way over 10 years. Features by ADS - TEC Energy & 3 rd Party Features for optimized use of the stored energy – open to 3 rd Party solutions . 26.10.2023 7 Hardware Software Services 3 rd party Apps Hardware Hardware Software Hardware Software Services

The Technology Thomas Speidel (CEO)

9 26.10.2023 ADS-TEC Energy ©

Product Portfolio


2

ChargeBox

High-power charger with up to 320 kW and small footprint.



ChargePost

High-power charger with advertising screens for additional business cases.


PowerBooster
adstec
PowerBooster

PowerBooster

Commercial battery storage for outdoor use, scalable.


StoraXe
StoraXe

StorageRackSystem

Commercial battery storage for indoor use, scalable.

Value-Added-Services

ADS - TEC Energy © Let’s focus on our charging solutions: #1 The ChargeBox Global market leader in performance and size . 26.10.2023 10 Nominated for the German Future Award Battery buffered system Easy installation Simple commissioning High flexibility Saving money: Cuts peak power demand by up to 65% Ultra fast charging system Small footprint (17 ft 2 ) Charging power up to 320 kW Battery capacity 140 kWh

ADS - TEC Energy © Our next generation : # 2 ADS - TEC Energy ChargePost All - in - One. Follow the demand. 26.10.2023 11 Saving money: Cuts peak power demand by up to 65% Bi - directional charging 75 - inch display Battery buffered system Easy installation Simple commissioning Compact footprint Already available in Europe Charging power up to 300 kW Battery capacity 201 kWh

ADS - TEC Energy © Battery - buffered charging can reduce peak power demand by 65% vs. common DC chargers 26.10.2023 12

User Experience & Proof of Concept Thomas Speidel (CEO)

ADS - TEC Energy © Delivery of more than 1,000 charging points to ensure future - proof ultra - fast charging performance ▪ Future - proof charging technology for all brands and models (400V, 800V, 900V, CCS1, CCS2, NACS) ▪ Many dealerships struggle with grid capacity for standard DC chargers ▪ Global roll - out of the ChargeBox ▪ >97% availability of the charging systems #1 : Porsche car dealerships 26.10.2023 14

ADS - TEC Energy © #2 : Truck charging is reality. Even on the power - limited grid. Charging Volvo in the Netherlands. Charging a truck of a German OEM. 26.10.2023 15

ADS - TEC Energy © #2 : Truck charging is reality. Even on the power - limited grid. Charging Volvo in Germany. Charging Scania in Sweden. 26.10.2023 16

17 26.10.2023 ADS-TEC Energy ©

#3: Supporting Future Technologies & Innovative Projects Porsche x Frauscher eFantom

Ultra-fast charging with up to 255kW on a weak Italian 22kVA Grid

- Marina equipped with ChargePost, Lake of Garda, Italy
- 22kVA Grid
- 1 individual charging port with extra long charging cable




ChargePost

ADS - TEC Energy © Ultra - fast charging with 320kW on 110kVA Grid • Gas station equipped with ChargeBox in Stuttgart, Germany • Located on arterial road for commuters in / out of Stuttgart City • 110kVA Grid • 2 Dispensers (charging ports) #4 : Urban area ultra - fast charging location 26.10.2023 18

19 26.10.2023 ADS-TEC Energy ©

No derating for high-performance EVs on limited grids


Charging Power History
kW
300
200
100
0
16:30
16:35
16:40
16:45
16:50
16:55
17:00
17:05
17:10
17:15
SoC History String 1
SoC Battery String 1
100
50
0
16:30
16:35
16:40
16:45
16:50
16:55
17:00
17:05
17:10
17:15

Timeframe: Session

- 1 Charging Session, 25 min
- 68,9kWh Energy delivered
- P.max 268kW; P.avg 165kW

Battery-buffered charging

- EV demands up to ~270kW
- Grid capability is only 100kW
- ChargeBox **battery boosts remaining 170kW** to fulfill EV peak demands
- ChargeBox battery **immediately starts recharging** after EVs demand drops below grid capability

ADS - TEC Energy © 26.10.2023 20 29,79% utilization (h / day) 29,44% utilization (h / day) Timeframe: Day 22 Charging Sessions, 1.160 kWh Energy delivered (52,8kWh per Session avg; P.max 167kW) High demand on low grids is no challenge 1 2

ADS - TEC Energy © 26.10.2023 21 Avg 27% utilization (h / day) Avg 25% utilization (h / day) Timeframe: Week 139 Charging Sessions, 5,918kWh Energy delivered (42.6kWh per Session avg; P.max 268kW ) 1 2 Frequent use is no challenge

Markets & Customers Michael Rudloff (COO)

ADS - TEC Energy © ADS - TEC Energy © Our customers face the transition of their existing business models or start as NewCo’s within the transition to a CO2 - neutral Energy Supply. 26.10.2023 23 Benefits for our customers: ADS - TEC Energy is the Single - Point - of - Contact! We ensure a long - term ability to act, being future - proof and having a safe investment Future Power Companies (Customers) Utilities Oil & Gas Automotive OEM‘s Charge Point Operators (CPO) New Disruptors Facility Management Real Estate

ADS - TEC Energy © Additionally, our customers are driven by the EV ramp - up: Up to 43 Mio. EVs in the US and 34 Mio. EVs in Europe by 2030 26.10.2023 24 Source: Deloitte analysis, IHS Markit, EV - Volumes.com 17 China – EV market share EU US Global share of EV sales

ADS - TEC Energy © Total Addressable Market for ADS - TEC Energy: Charging Solutions ChargeBox ChargePost 26.10.2023 25

ADS - TEC Energy © ADS - TEC Energy © Total Addressable Market Charging Solutions: $65 bn TAM for EU 26.10.2023 26 80.000 60.000 40.000 20.000 0 100.000 120.000 Compiled data out of different sources This subset (applicable market for ADS - TEC) exists where the grid is limited and/or installation is hampered by permitting and construction complexities. 325k Units in total

ADS - TEC Energy © ADS - TEC Energy © Total Addressable Market Charging Solutions: $80 bn TAM for US 26.10.2023 27 80.000 60.000 40.000 20.000 0 100.000 120.000 400k Units in total Compiled data out of different sources This subset (applicable market for ADS - TEC) exists where the grid is limited and/or installation is hampered by permitting and construction complexities.

Production Site Michael Rudloff (COO)

ADS - TEC Energy © *L2 Charger/AC Wallbox with 11kW Production Site Near Dresden 26.10.2023 29 Automotive Standards ChargeBox : Max . 5 , 000 units/year Dispenser : Max . 10 , 000 units/year ChargePost : Max . 6 , 120 units/year Charging Power of 5,000 ChargeBoxes is equal to > 145,000 L2 chargers

ADS - TEC Energy © ADS - TEC Energy © Strong growth forecast for 2024 based on well funded customers • 2023 guidance of more than €100 million revenue for 2023 • 2024: Substantial growth driven by strong customer demand and market size Outlook based on customer's forecast until end of 2024 in Mio EUR Strong Business Model Substantial Growth Robust Customer Demand HY/2023 FY/2023 30 26.10.2023 Long - term Shareholder Value 2022 Well funded customers 2024

Financials

ADS - TEC Energy © ADS - TEC Energy © • 2023 guidance of more than €100 million revenue for 2023 • 2024: Substantial growth driven by strong customer demand and market size 9,4 26,4 38,3 100 Unaudited Financial Highlights 2023 Unaudited revenues HY1 2023 and outlook until end of 2023 in Mio EUR Strong Business Model Substantial Growth Robust Customer Demand HY1 2022 HY1 2023 FY 2023 32 26.10.2023 Long - term Shareholder Value FY 2022 Well funded customers

ADS - TEC Energy © Fullfillment & Growth ▪ Confirmation of >100 Mio./2023 ▪ Well funded customer base ▪ Increasing number of blue - chip clients ▪ 2024: Based on customer‘s forecast projections we expect 2x ▪ Available and established production capacity to follow the growth ▪ Q3 will be a record quarter in the company‘s history Margin Improvements ▪ Expected EBITDA positive Q4/2023 ▪ Incremental margin improvements driven by high added values for clients ▪ Service revenues about to kick in following our platform strategy ▪ Improving purchasing ▪ Optimization of production processes ▪ Volume impact Best - in - Class ▪ Technology has been developed over more than 1 decade ▪ More than 1,400 battery - based DCFC charging points produced and sold ▪ Product has been proven by real operating data from clients ▪ Exceeding customer‘s expectations at very high utilized sites 33 26.10.2023

Thank you! Thomas Speidel (CEO) Michael Rudloff (COO) Wolfgang Breme (CFO) 26.10.2023